UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 26, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX CORPORATION – NOTICE OF CASH DIVIDEND

November 22, 2002

Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.05 per share that will be payable on December 31, 2002 to holders of common shares of record on December 17, 2002.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES WRITE-OFF OF FORTIER METHANOL FACILITY

November 25, 2002

Methanex Corporation announced today that it is taking a non-cash after-tax charge of US$86 million in the fourth quarter of 2002. The non-cash charge relates to a US$113 million write-off of Methanex’s 570,000 tonne per year Fortier, Louisiana methanol facility partially offset by a US$27 million reduction in the accrual for site restoration and demolition costs for our New Zealand facilities.

The Fortier plant has been mothballed since March of 1999. The write-off of the Fortier facility reflects our low-cost strategy of reducing our reliance on North American production by expanding methanol production capacity in Trinidad and Chile.

The adjustment to the site restoration and demolition accrual for the New Zealand facilities was made after completing a comprehensive review and analysis to update the previous estimate.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on The NASDAQ Stock Market in the United States under the trading symbol “MEOH.”

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Inquiries: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations Phone: (604) 661-2600

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward- looking statements. They include the risks inherent in estimating future costs. Please also refer to page 28 in our 2001 Annual Report for more information on forward- looking statements